UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. Initial)*

Goodrich Petroleum Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

382410405

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382410405

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Security Investors, LLC 48-1183041

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
	Not Applicable	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization A limited liability company organized under the laws of the State of Kansas.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,438,423

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,438,423

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,423

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 6.75%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer Goodrich Petroleum Corporation
	(b)	Address of Issuer’s Principal Executive Offices 801 Louisiana, Suite 700 Houston, Texas 77002

Item 2.
	(a)	Name of Person Filing Security Investors, LLC
	(b)	Address of Principal Business Office or, if none, Residence One Security Benefit Place, Topeka, Kansas 66636-0001
	(c)	Citizenship Security Investors, LLC is a Kansas limited liability company.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 382410405

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2011, Security Investors, LLC has the sole power to direct the vote and dispose of 2,438,423 shares of Goodrich Petroleum Corporation common stock of a total of 36,126,570 shares outstanding.**

	(b)	Percent of class: 6.75% of the common stock
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 4(a) above 2,438,423 shares of common stock
		(ii)	Shared power to vote or to direct the vote Not Applicable
		(iii)	Sole power to dispose or to direct the disposition of See Item 4(a) above 2,438,423 shares of common stock
		(iv)	Shared power to dispose or to direct the disposition of Not Applicable

**This report is being filed on behalf of Security Investors, LLC (“SI”), a Kansas limited liability company, and/or certain investment advisory clients relating to their collective beneficial ownership of shares of common stock of the Issuer.  SI is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  As a result of its role as investment adviser, SI may be deemed to be the beneficial owner of the securities of the Issuer for purposes of §13(d) and 13(g) of the Securities Exchange Act of 1934.  SI has the sole power to dispose of the shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Certain advisory clients of Security Investors, LLC have the right to receive or the power to direct the receipt of dividends from or the profits from the sale of such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2012
Date
/s/Joanna Haigney
Signature
Joanna Haigney Senior Vice President and Chief Compliance Officer
Name/Title